

March 31, 2014

Via E-Mail
Mr. Graham Kerr
Chief Financial Officer
BHP Billiton Limited and BHP Billiton PLC
171 Collins Street
Melbourne, Victoria 3000
Australia

Re: **BHP Billiton Limited and BHP Billiton PLC**
        Form 20-F for the Fiscal Year Ended June 30, 2013
        Filed September 25, 2013
        Response letter dated March 18, 2014
        File Nos. 001-09526 and 001-31714

Dear Mr. Kerr:

We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2013

9.1 Consolidated Financial Statements

9.1.6 Notes to Financial Statements

1. Accounting policies, page F-15

1.   We note your response to prior comment one in our letter dated February 11, 2014 and understand that you do not consider your Jansen Potash project to be in the development stage as the project feasibility study is still in progress and you have not yet established reserves. However, we note that your disclosures at page 41 also indicate that you have

conducted activities on the project that are developmental in nature, such as building surface infrastructure and sinking service and production shafts, starting in December 2012. Please tell us how you are accounting for the costs associated with these activities and how your accounting is consistent with your policy related to exploration and evaluation assets and development expenditures as outlined at page F-15. Please specify the accounting literature that supports your basis for capitalization or expense.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa, Branch Chief at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining